Exhibit 77C (Submission of matters to a vote of shareholders) for 6-30-07 Semi-Annual Forms N-SAR

First Trust/Fiduciary Asset Management Covered Call Fund
(FFA)

The Joint Annual Meeting of Shareholders of the Common
Shares of Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income Fund, Energy
Income and Growth Fund, First Trust/Fiduciary Asset
Management Covered Call Fund, First Trust/Aberdeen Global
Opportunity Income Fund, First Trust/FIDAC Mortgage Income
Fund, First Trust Strategic High Income Fund, First Trust
Strategic High Income Fund II, First Trust Tax-Advantaged
Preferred Income Fund and First Trust/Aberdeen Emerging
Opportunity Fund was held on April 16, 2007. At the Annual
Meeting, Trustee Keith was elected for a one-year term;
Trustees Erickson and Kadlec were elected for two-year terms; and Trustees Bowen and Nielson were elected for three-year terms. The number of votes cast in favor of James A. Bowen was 15,800,924, the number of votes withheld was 136,240 and the number of abstentions was 4,036,000.
The number of votes cast in favor of Niel B. Nielson was 15,801,177, the number of votes withheld was 135,987 and the number of abstentions was 4,036,000. The number of votes cast in favor of Richard E. Erickson was 15,804,278, the number of votes withheld was 132,886 and the number of abstentions was 4,036,000. The number of votes cast in favor of Thomas R. Kadlec was 15,803,067, the number of votes withheld was 134,097 and the number of abstentions was 4,036,000. The number of votes cast in favor of Robert
F. Keith was 15,802,022, the number of votes withheld was 135,142 and the number of abstentions was 4,036,000.